                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                           For the month of May, 2005


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

        PARK AZURIM, DERECH EIM HAMOSHAVOT 94, PETACH TIKVA 49527, ISRAEL
        -----------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                 Form 40-F
                            -----                         -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                            No   X
                            -----                         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A_

Attached hereto and incorporated by reference herein are:

     1) a press release, dated May 2, 2005, announcing Tefron Ltd.'s scheduling of a conference call to discuss first quarter 2005 financial results; and

     2) a press release, dated May 9, 2005, announcing Tefron Ltd.'s first quarter 2005 results.

The earnings release contains non-GAAP financial measures. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, the Company has provided reconciliations within the earnings release of the non-GAAP financial measures to the most directly comparable GAAP financial measures. EBITDA represents earnings (loss) before interest, taxes, depreciation and amortization. EBITDA is presented in the earnings release because management believes that it enhances the understanding of our operating results and is of interest to its investors and lenders in relation to its debt covenants, as certain of the debt covenants include adjusted EBITDA as a performance measure. EBITDA, however, should not be considered as an alternative to operating income or income for the period as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flows form operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.

                                          (Registrant)


                                          By: /s/ Gil Rozen
                                             ------------------------
                                          Name: Gil Rozen
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                             ------------------------
                                          Name: Hanoch Zlotnik
                                          Title: Finance Manager


Date: May 23, 2005